80
3-22-04

UNITED STA[ ]
SECURITIES AND EXCHAN[ ]
Washington, D.C. [ ]

04003634



VP 3-11-04

| SEC FILE NUMBER |
|---|
| 8-65638 |

# ANNUAL AUDITED REPORT
# FORM X-17a-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TPG Global, L.L.C.

| OFFICE USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

| Chicago | Illinois | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Chambers — (312) 244-5253
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name)*

| 233 South Wacker Drive | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of TPG Global, L.L.C. (the Company) as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Trevor Chambers
Controller

OFFICIAL SEAL
LAURA CLINTON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-21-06

Notary Public

This report contains (check all applicable boxes):
(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
( ) (c) Consolidated Statement of Income
( ) (d) Consolidated Statement of Changes in Members' Equity
( ) (e) Consolidated Statement of Cash Flows
( ) (f) Consolidated Statement of Changes in Subordinated Borrowings

Supplemental Information:
( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplementary Report on Internal Control

# Consolidated Statement of Financial Condition

## TPG Global, L.L.C.

*December 31, 2003*
*with Report of Independent Auditors*

TPG Global, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2003

## Contents



0402-0508786

# Report of Independent Auditors

The Members
TPG Global, L.L.C.

We have audited the accompanying consolidated statement of financial condition of TPG Global, L.L.C. and Subsidiaries (the Company) as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TPG Global, L.L.C. and Subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 26, 2004

TPG Global, L.L.C.

# Consolidated Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash | $ 26,690 |
| Receivable from clearing broker | 4,152,534 |
| Exchange membership, at cost (market value of $19,000) | 34,000 |
| Other assets | 15,509 |
| Total assets | $4,228,733 |
| | |
| **Liabilities and members' equity** | |
| Payable to Parent | $ 369,513 |
| Accounts payable and accrued liabilities | 194,212 |
| Total liabilities | 563,725 |
| Members' equity | 3,665,008 |
| Total liabilities and members' equity | $4,228,733 |

*See accompanying notes.*

## 1. Organization and Significant Accounting Policies

### Nature of Operations

TPG Global, L.L.C. (TPG) is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. The Company was formed August 13, 2002, and commenced operations in October 2002. TPG is majority-owned by Ronin Capital, L.L.C. (the Parent). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2090.

### Significant Accounting Policies

### Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

### Principles of Consolidation

The consolidated statement of financial condition includes the accounts of TPG Global, L.L.C. (a Delaware limited liability company) and its wholly owned subsidiaries, American Heritage Investments, LLC, Midwest Farmers Investments, LLC, Irish National Investments Limited, and Thames Westminster Investments Limited (collectively the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

### Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned are recorded at market value, generally based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

## 1. Organization and Significant Accounting Policies (continued)

### Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to repledge or resell the securities to others.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparty to all resale and repurchase transactions entered into during 2003 is a major financial institution. There were no outstanding resale or repurchase transactions as of December 31, 2003.

### Receivable From Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the consolidated statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

### Exchange Membership

The Company's exchange membership is carried at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The parenthetically disclosed market value on the consolidated statement of financial condition of the exchange membership is determined utilizing the greater of bid or last sale as reported by the exchange as of December 31, 2003.

## 1. Organization and Significant Accounting Policies (continued)

### Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets including cash and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including accounts payable and accrued liabilities are carried at the contracted amount, which approximates fair value.

### Foreign Currency Translation

Assets and liabilities not denominated in U.S. dollars are translated to U.S. dollars at end of period exchange rates, and income and loss are translated at average exchange rates during the year. Gains or losses on translation of the financial statements of Europe, where the functional currency is other than the U.S. dollar, is reflected as a separate component of members' equity.

### Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, and accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

## 2. Related Party Transactions

The Parent initially pays certain operating expenses of the Company under informal agreements. The Company reimburses the Parent periodically through cash payments. The Company does not pay for certain services received from the Parent. These services include technology, accounting, operational, and administrative support. Management does not consider the value of these services to be material to the consolidated financial position of the Company. Amounts payable to Parent were $369,513 at December 31, 2003.

## 3. Material Concentrations, Credit Risk, Market Risk, and Off-Balance-Sheet Risk

The Company clears its trading activities through one clearing broker that is a major financial institution and a member of the major securities exchanges. This clearing broker pursuant to an agreement performs the clearing and depository operations of the Company's trading activities. In the event the clearing broker is unable to fulfill its

## 3. Material Concentrations, Credit Risk, Market Risk, and Off-Balance-Sheet Risk (continued)

obligations, the Company is subject to credit risk. The Company mitigates this risk by monitoring the credit standing of this clearing broker on an ongoing basis. Market risk is the potential change in a financial instrument's value caused by fluctuations in interest rates, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationship between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company continuously monitors its positions to reduce the risk of loss due to changes in market values.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event counterparties are unable to fulfill their contractual obligations. In the event the counterparty is unable to meet its contractual obligation, the Company may be required to buy or sell securities at prevailing market prices.

## 4. Commitments and Contingencies

The Company leases office space under cancelable and noncancelable lease agreements. The lease agreements expire at various dates through August 2004. At December 31, 2003, minimum annual rental commitments under leases, including escalation costs amount to $8,508.

## 5. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2003, the Company had net capital of $3.6 million, which was $3.5 million in excess of its required net capital. At December 31, 2003, its percentage of aggregate indebtedness to net capital was 15%.

The Rule may effectively restrict advances to affiliates or capital withdrawals. Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Rule.